Exhibit 28.1

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                                            FOR IMMEDIATE RELEASE
                                            APRIL 14, 2003
                                            FOR ADDITIONAL INFORMATION
                                            CONTACT:  RANDY J SIZEMORE
                                                      SENIOR VICE PRESIDENT, CFO
                                                      (260) 358-4680



                         NORTHEAST INDIANA BANCORP, INC.
                   ANNOUNCES INCREASED FIRST QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc., (NEIB), the parent company of First Federal Savings Bank, has announced net income of $481,000 ($0.33 per diluted common share) for the first quarter ended March 31, 2003 compared to $353,000 ($0.23 per diluted common share) for the first quarter ended March 31, 2002. This represents an increase of $128,000 or 36.3% between periods. The current three months earnings equates to an annualized return on average assets (ROA) of 0.87% and a return on average equity (ROE) of 7.23%. Both ratios are improvements over the Company's reported ROA of 0.60% and ROE of 5.36% in the year earlier period.

Net interest income declined to $1.5 million for the quarter ended March 31, 2003 when compared to $1.6 million for the quarter ended March 31, 2002. The Company's net interest margin was unchanged at 2.84% during both quarters, however there were fewer average interest earning assets in the current period compared to the year earlier period. The prolonged low interest rate environment, non-performing asset average balances, and modest loan demand have continued to pressure the Company's ability to improve its net interest margin.

Northeast Indiana Bancorp, Inc. had improving trends in non-performing assets which enabled the Company to make no provisions for loan losses for the quarter ended March 31, 2003 compared to $217,000 in provisions for loan losses in the year earlier period. Net charge-offs did increase to $339,000 for the current period compared to $101,000 for the quarter ended March 31, 2002, however most of the charge-offs were due to fair market value adjustments on loans transferred to real estate owned that already had specific reserves in place at year end 2002. In addition, there were no new significant loans added to the delinquency lists or to non-performing loans during the quarter ended March 31, 2003.

Non-interest income increased $141,000 or 46.5% to $444,000 for the current period compared to $303,000 during the year earlier period. This increase was primarily due to increases of $135,000 in net gains on the sale of loans between periods from another round of residential mortgage refinancing activity.


                                     -MORE-

Non-interest expense increased to $1.3 million for the quarter ended March 31, 2003 compared to $1.2 million for the quarter ended March 31, 2002. This increase came primarily in professional fees and other expenses related to increased collection activity, costs associated with year end reporting to both shareholders and the SEC, and increased impairment provisions on the Company's investments in limited liability partnerships.

Shareholder's equity was unchanged at $26.6 million for both March 31, 2003 and the prior year end 2002. The Company repurchased 13,149 shares of treasury stock, at an average cost of $15.81, for a total cost of approximately $208,000 during the quarter ended March 31, 2003. This completed the Company's ninth repurchase program implemented in March 2002. The Company subsequently announced its intention to repurchase another 5% of Northeast Indiana Bancorp, Inc. common shares in a press release dated March 26, 2003. In the opinion of management, these repurchases help leverage Northeast Indiana Bancorp's remaining equity and tend to improve return on shareholder's equity.

The book value of NEIB's stock was $17.93 per common share as of March 31, 2003. The number of outstanding common shares was 1,483,909. The last reported trade of the stock on April 11, 2003 was $16.10 per common share.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana. The company offers a full array of banking, trust, and financial brokerage services to its customers through three full service branches located in Huntington, Indiana. The Company is traded on The NASDAQ Stock Market under the symbol "NEIB".

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates, loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

                                     -MORE-







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

                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

               ASSETS                                                                  March 31,      December 31,
                                                                                      ---------      ------------
                                                                                         2003            2002
                                                                                         ----            ----
Interest-earning cash and cash equivalents                                          $ 12,505,165     $ 15,195,326
Noninterest earning cash and cash equivalents                                          2,231,569        3,061,082
                                                                                    ------------     ------------
   Total cash and cash equivalents                                                    14,736,734       18,256,408
Securities available for sale                                                         46,671,761       42,838,211
Securities held to maturity estimated market value of $184,000 and $225,000 at
  March 31, 2003 and December 31, 2002                                                   184,000          225,000
Loans held for sale                                                                    1,036,868          409,375
Loans receivable, net of allowance for loan loss March 31, 2003 $1,796,511 and
  December 31, 2002 $2,135,630                                                       150,778,893      154,559,565

Accrued interest receivable                                                              717,806          694,593
Premises and equipment                                                                 2,116,710        2,176,356
Investments in limited liability partnerships                                          1,775,568        1,833,375
Cash surrender value of life insurance                                                 4,110,243        2,082,890
Other assets                                                                           2,424,098        1,943,142
                                                                                    ------------     ------------
    Total Assets                                                                    $224,552,681     $225,018,915
                                                                                    ============     ============
         LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                             125,522,116      122,356,652
Borrowed Funds                                                                        70,478,403       74,893,922
Accrued interest payable and other liabilities                                         1,946,263        1,205,856
                                                                                    ------------     ------------
    Total Liabilities                                                                197,946,782      198,456,430
                                                                                    ------------     ------------

Retained earnings - substantially restricted                                          26,605,899       26,562,485
                                                                                    ------------     ------------
    Total Liabilities and Shareholder's Equity                                      $224,552,681     $225,018,915
                                                                                    ============     ============

--------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                   Three Months Ended
                                                                        March 31,
                                                                   2003           2002
                                                                   ----           ----
Total interest income                                           $3,234,387     $3,754,300
Total interest expense                                           1,740,049      2,166,009
                                                                ----------     ----------
  Net interest income                                           $1,494,338     $1,588,291
-----------------------------------------------------------------------------------------
Provision for loan losses                                               --        217,300
  Net interest income after provision for
  Loan losses                                                   $1,494,338     $1,370,991
                                                                ----------     ----------
    Service charges on deposit account                              84,535         83,627
    Net gain on sale of loans                                      165,574         30,425
    Net gain (loss) on sale of repossessed assets                   14,354         14,630
    Trust and brokerage fees                                        51,696         45,844
    Other income                                                   127,517        128,259
-----------------------------------------------------------------------------------------
Total noninterest income                                        $  443,676     $  302,785
-----------------------------------------------------------------------------------------
    Salaries and employee benefits *                               659,752        644,152
    Occupancy                                                      123,727        116,521
    Data processing                                                169,085        152,061
    Deposit insurance premiums                                       5,154          6,485
    Professional fees                                               77,717         49,494
    Correspondent bank charges                                      45,937         53,428
    Other expense *                                                211,080        180,649
-----------------------------------------------------------------------------------------
Total noninterest expenses                                       1,292,452      1,202,790
-----------------------------------------------------------------------------------------
  Income before income tax expenses                             $  645,562     $  470,986
-----------------------------------------------------------------------------------------
Income tax expenses                                                164,350        117,762
                                                                ----------     ----------
  Net Income                                                    $  481,212     $  353,224
                                                                ==========     ==========

* - Certain prior year line items were reclassified to conform with current year presentations.

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
                           NORTHEAST INDIANA BANCORP
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


                            SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
                                                     Three Months Ended
                                                          March 31,
                                                    2003            2002
                                                    ----            ----
Basic Earnings per share                               0.34            0.24
Dilutive Earnings per share                            0.33            0.23
Net interest margin                                    2.84%           2.84%
Return on average assets                               0.87%           0.60%
Return on average equity                               7.23%           5.36%
Average shares outstanding- primary               1,432,020       1,465,452
Average shares outstanding- diluted               1,478,751       1,511,974


--------------------------------------------------------------------------------

Allowance for loan losses:
   Balance at beginning of period                $2,135,630      $1,954,900
   Charge-offs:
      One-to-four family                             25,954              --
      Commercial real estate                        201,379              --
      Commercial                                    100,488              --
      Consumer                                       92,148         162,213
                                                 ----------      ----------
         Gross charge-offs                          419,969         162,213
                                                 ----------      ----------
   Recoveries:
      One-to-four family                                 --              --
      Commercial real estate                             --              --
      Commercial                                     13,000           9,463
      Consumer                                       67,850          51,689
                                                 ----------      ----------
         Gross recoveries                            80,850          61,152
                                                 ----------      ----------
   Net charge-offs                                  339,119         101,061
   Additions charged to operations                       --         217,300
                                                 ----------      ----------
   Balance at end of period                      $1,796,511      $2,071,139
                                                 ==========      ==========

   Net loan charge-offs to average loans (1)           0.85%           0.24%

--------------------------------------------------------------------------------

Nonperforming assets (000's)                    At March 31,   At December 31,
   Loans:                                           2003            2002
                                                    ----            ----
   Non-accrual                                   $    4,611      $    6,218
   Past 90 days or more and still accruing               --              --
   Troubled debt restructured                            --              --
                                                 ----------      ----------
      Total nonperforming loans                       4,611           6,218
Real estate owned                                     1,126             516
Other repossessed assets                                  7              12
                                                 ----------      ----------
      Total nonperforming assets                     $5,744      $    6,746
                                                 ==========      ==========
Nonperforming assets to total assets                   2.56%           3.00%
Nonperforming loans to total loans                     3.02%           3.97%
Allowance for loan losses to nonperforming loans      38.95%          34.35%
Allowance for loan losses to net loans receivable      1.18%           1.36%

--------------------------------------------------------------------------------

                                                        At March 31,
                                                    2003            2002
                                                    ----            ----

Stockholders' equity as a % of total assets           11.85%          11.34%
Book value per share                             $    17.93      $    17.04
Common shares outstanding- EOP                    1,483,909       1,532,979

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(1) Ratios for the three-month periods are annualized.